                               [LOGO OF SATYAM]

                                                                    EXHIBIT 99.2
                       Satyam Computer Services Limited
         Regd Office : Mayfair Centre, I Floor, 1-8-303/36, S.P.Road,
                            Secunderabad - 500 003

 Audited Financial Results for the quarter and nine months ended December 31,
                                     2001

                                                                                                   Rs. In Lakh
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Sl.No.              Particulars                   Quarter       Quarter   Nine months  Nine months     Year
                                                   Ended         Ended       Ended        Ended        Ended
                                                31-12-2001    31-12-2000   31-12-2001   31-12-2000  31-03-2001
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
   1    Income from Software Exports             43,155.05     31,893.15   125,110.69    81,101.21  119,210.38
   2    Income from Domestic Sales                  421.92        863.38     2,319.75     2,242.12    2,788.13
   3    Other Income                              1,023.75        521.69     4,623.18     2,399.75    2,168.83
   4    Total Income                             44,600.72     33,278.22   132,053.62    85,743.08  124,167.34
   5    Personnel Expenses                       20,194.96     13,437.26    55,567.52    33,320.22   48,646.20
   6    Operating & Administration Expenses       8,883.37      6,974.44    27,747.77    19,927.40   28,849.88
   7    Total Expenditure                        29,078.33     20,411.70    83,315.29    53,247.62   77,496.08
   8    Profit before interest,                  15,522.39     12,866.52    48,738.33    32,495.46   46,671.26
        depreciation & tax (PBIDT)
   9    Financial Expenses                           45.28        738.81       931.49     2,793.75    3,451.42
  10    Depreciation                              3,063.55      2,423.02     8,289.45     7,368.23    9,646.03
  11    Profit before tax                        12,413.56      9,704.69    39,517.39    22,333.48   33,573.81
  12    Provision for Tax                           470.51        953.79     2,019.86     1,851.45    1,957.45
  13    Net Profit                               11,943.05      8,750.90    37,497.53    20,482.03   31,616.36
  14    Extraordinary Items                              -             -            -    17,012.53   17,012.53
  15    Profit after Tax and Extraordinary       11,943.05      8,750.90    37,497.53    37,494.56   48,628.89
        Items
  16    Paid-up equity share capital              6,290.80      5,623.80     6,290.80     5,623.80    5,623.80
        (Par value of Rs.2 per share)
  17    Reserves excluding revaluation          181,475.40     65,891.34   181,475.40    65,891.34   75,666.34
        reserves
  18    EPS
        - Basic (Rs.)                                 3.80          3.11        12.13         7.28       11.24
        - Diluted (Rs.)                               3.80          3.11        12.13         7.28       11.23
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

  Segment wise revenue, results and capital employed for the quarter and nine months ended December 31, 2001

                                                                                                   Rs. in lakh
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Sl.No.              Particulars                  Quarter        Quarter   Nine months Nine months      Year
                                                  Ended          Ended       Ended        Ended       Ended
                                               31-12-2001     31-12-2000   31-12-2001  31-12-2000   31-03-2001
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
   1    Segment Revenue
        Information Technology Services         43,576.97      32,756.53  1,27,430.44   83,343.33  1,21,998.51
        Less: Inter segment revenue                     -              -            -           -            -
        Net Sales Income from Operations        43,576.97      32,756.53  1,27,430.44   83,343.33  1,21,998.51
   2    Segment Results Profit / (Loss)
        before tax and interest
        Information Technology Services         11,435.09       9,921.81    35,825.70   22,727.48    34,856.40
        Less: Interest and Financial                45.28         738.81       931.49    2,793.75     3,451.42
        Charges
        Less: Other un-allocable               (1,023.75)       (521.69)   (4,623.18)  (2,399.75)   (2,168.83)
        expenditure net off un-allocable
        income.
        Total Profit Before Tax                 12,413.56       9,704.69    39,517.39   22,333.48    33,573.81
   3    Capital Employed
        Information Technology Services         91,033.61      82,158.00    91,033.61   82,158.00    91,254.74
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Notes:

1. The results for the quarter ended December 31, 2001 have been taken on record by the Board of Directors at its meeting held on January 21, 2002.

2.   The company has acquired software services division of Satyam Infoway
     Limited (SIFY) with effect from January 1, 2002 subject to necessary approvals from shareholders of SIFY. The said acquisition includes purchase of tangible and intangible fixed assets, current assets and current liabilities of the division besides assignment of its continuing business in favour of the company. The price of the acquisition is US$6.9 million as valued by an independent valuer.

3.   During the quarter the company invested Rs.233.35 lakh in CA Satyam ASP Pvt
     Ltd, its 50% joint venture with Computer Associates International, Inc.
     Consequently the company was allotted 23,33,500 equity shares of Rs.10 each.

4.   In terms of shareholders' agreement entered into by the company with GE
     Pacific (Mauritius) Ltd, Mauritius (GEPL), subject to fulfilment of terms and conditions specified therein and obtainment of necessary approvals from appropriate authorities, entire shareholding of the company in Satyam GE
     Software Services limited (SGE) shall be transferred in favour of GEPL at a price of about US$ 4 million. Subsequent to December 31,2001 the company and GEPL have initiated the process of transfer of shares. Effect of the said transaction shall be recognised in the financial statements upon consummation of transfer of shareholding.

5. The total manpower strength as on December 31, 2001 stood at 8,311 associates as against 8,397 associates as on September 30, 2001 signifying a decrease of 86 associates. The number of technical associates decreased by 80 to close the quarter at 7,576 (7,656 associates as on September 30, 2001).

6. In accordance with the Accounting Standard 22 on accounting for taxes, the company has recognised deferred tax credit of Rs. 129.49 lakh and of Rs.
     151.25 lakh for the quarter and nine months respectively under provision for taxation. Cumulative net deferred tax expense of Rs. 10.06 lakh was recognised for the year ended on March 31, 2001 and is adjusted against general reserve.

7.   During the nine months period, the company issued 1,66,75,000 ADSs
     (including greenshoe option of 21,75,000 ADSs). Each ADS is represented by two equity shares and the paid up capital was increased by Rs. 667.00 lakh
     (3,33,50,000 equity shares of Rs. 2/- each). The EPS for the quarter and the nine months ended December 2001, is calculated on the diluted base and may not be comparable with the EPS of the earlier periods.

8. Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current quarter.


                                  For and on behalf of the Board of Directors



Place :  Secunderabad                                  B.Rama Raju
Date  :  January 21, 2002                           Managing Director
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    Unaudited Consolidated Financial Results as per US GAAP for the quarter and nine months ended December 31, 2001

                                                                                               In thousand US$
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Sl.No.               Particulars                 Quarter        Quarter    Nine months  Nine months    Year
                                                  Ended          Ended        Ended        Ended       Ended
                                                31-12-2001    31-12-2000    31-12-2001  31-12-2000  31-03-2001
                                               (Unaudited)    (Unaudited)  (Unaudited)  (Unaudited)  (Audited)
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
   1    Revenues                                   104,443        80,998      306,852     210,860     308,207
   2    Gross Profit                                40,434        24,627      129,558      61,352     100,086
   3    Amortization and impairment of               1,071         7,069       96,796      17,303      24,728
        goodwill
   4    Profit / (Loss) before income taxes,        52,142       (13,805)     (13,947)    (40,721)    (44,080)
        minority interest and equity
        earnings / (Losses) of associate
        companies
   5    Minority Interest                            3,932         8,948       68,490      16,980      25,772
   6    Net Income / (Loss)                         43,743        (7,974)      14,713     (29,379)    (27,912)
   7    Earnings / (Loss) per Share
        - Basic (US$)                                 0.14         (0.03)        0.05       (0.11)      (0.10)
        - Diluted (US$)                               0.14         (0.03)        0.05       (0.11)      (0.10)
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

Notes to US GAAP Results:

1. The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method.

2. The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on December 31, 2001, Satyam Europe Ltd., Satyam Japan Ltd., Satyam Asia Pte Ltd., Vision Compass Inc., Satyam Ideaedge Technologies Pvt. Ltd., and Dr. Millennium Inc. The results also include Satyam Associate Trust, US GAAP consolidated results of Satyam Infoway Ltd. where our holding is 52.5% as on December 31, 2001, and Satyam Manufacturing Technologies Inc., our joint venture with TRW Inc., in which our holding is 76% as on December 31, 2001. The results of the joint ventures that have been accounted on equity method include Satyam GE Software Services Ltd., Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd. The holding of Satyam in all the joint ventures is to the extent of 50% as on December 31, 2001.

3. During the quarter ended June 2000, Satyam had sold 347,200 shares of Satyam Infoway Ltd. to Government of Singapore Investment Corporation Pte Ltd. (GSIC) with a put option to sell the shares back to Satyam in case Satyam Infoway Ltd. does not complete an initial public offering on a recognised stock exchange in India by September 2001. Under the US GAAP, gains on sale of securities which require the seller to re-purchase such securities upon the outcome of an event not completely under the control of the seller are not recognised in the income statement until the outcome of such event is determined. By September 2001, Infoway could not complete an initial public offering on a recognized stock exchange in India and the put option held by GSIC expired unexercised on October 15, 2001. Satyam has recognised gain on the sale to GSIC in the quarter and nine months ending December 31, 2001.

4. The results for the quarter include a charge of US$ 3,077 thousand (US$ 8,478 thousand for nine months ended December, 2001) towards deferred stock compensation charge of Satyam Computer Services Ltd. Satyam uses the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", to account for its employee stock-based compensation plan. The APB Opinion No. 25 requires the difference between the exercise price and the fair value of the common stock as determined by the quoted market price as on the grant date of the option to be accounted as deferred stock compensation charge.

5. Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter and nine months ended December 31, 2001 is as follows:

                                                                                                  In thousand US$
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 Sl.No.             Particulars                    Quarter        Quarter    Nine months  Nine months     Year
                                                    Ended          Ended        Ended        Ended        Ended
                                                  31-12-2001    31-12-2000    31-12-2001   31-12-2000  31-03-2001
                                                 (Unaudited)    (Unaudited)  (Unaudited)  (Unaudited)   (Audited)
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
   1    Net Profit as per Indian GAAP                24,878        18,748       79,068       83,368     106,495
   2    Profit / (Loss) of Subsidiaries and          (6,038)      (13,648)     (81,415)     (31,160)    (45,048)
        Joint Ventures
   3    Deferred Stock Compensation Charge           (3,077)      (10,407)      (8,478)     (38,936)    (44,219)
   4    Amortization of Goodwill                     (1,071)       (1,102)      (3,253)      (3,396)     (4,500)
   5    Gain on sale of shares of Satyam             35,156             -       35,156      (37,481)    (37,481)
        Infoway Ltd. to GSIC (Refer Note 3
        to US GAAP results)
   6    Charge off of put option of TRW,             (5,817)       (1,734)      (4,448)      (1,734)     (2,685)
        Inc.
   7    Others (net)                                   (288)          169       (1,917)         (40)       (474)
   8    Total Adjustments                            18,865       (26,722)     (64,355)    (112,747)   (134,407)
   9    Net Profit / (Loss) as per US GAAP           43,743        (7,974)      14,713      (29,379)    (27,912)
  10    Net Profit / (Loss) as per US GAAP           18,649         9,617       58,064       24,476      37,427
        excluding Amortization of
        Goodwill,  Deferred Stock
        Compensation Charge, Charge off of
        put option of TRW, Inc. and gain
        from sale of Satyam Infoway Ltd.
        stake
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

Safe Harbor:

This press release contains forward-looking statements within the meaning of
Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements - Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.
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